FLEX LNG Ltd.
c/o FLEX LNG Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
(441) 295-9500

November 16, 2022
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	FLEX LNG Ltd. Form F-3 (333-268367)
Ladies and Gentlemen:
Pursuant to Rule 473 of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form F-3 (File No. 333-268367) filed by FLEX LNG Ltd. on  November 15, 2022:
“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”
Should you have any questions regarding the Registration Statement, please feel free to contact Michael Indelicato of Seward & Kissel LLP, counsel to the undersigned registrant, at (212) 574-1618.

Yours faithfully,
FLEX LNG Ltd.
By:	/s/Oystein Kalleklev
Name:	Oystein Kalleklev
Title:	Chief Executive Officer of FLEX LNG Management AS
(Principal Executive Officer of FLEX LNG Ltd.)